UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NO. 001-12815
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CHICAGO BRIDGE & IRON SAVINGS PLAN
c/o Chicago Bridge & Iron Company
One CB & I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380
B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chicago Bridge & Iron Company, N.V.
Polarisavenue 31
2132 JH Hoofdorp
The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	4

Notes to Financial Statements	5-7

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i— Schedule of Assets (Held at End of Year), as of December 31, 2005	8

SIGNATURE	9
Consent of Ernst & Young LLP
Consent of Pannell Kerr Forster of Texas, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Chicago Bridge & Iron Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Chicago Bridge & Iron Savings Plan as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 22, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
Chicago Bridge & Iron Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the Chicago Bridge & Iron Savings Plan (the “Plan”) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.
/s/ Pannell Kerr Forster of Texas, P.C.
Houston, Texas
June 21, 2005

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

CASH AND CASH EQUIVALENTS	$—	$984

INVESTMENTS	326,955,407	301,808,979

EMPLOYER CONTRIBUTION RECEIVABLE	11,081,320	9,069,933

TOTAL ASSETS	$338,036,727	$310,879,896

LIABILITIES

CORRECTIVE DISTRIBUTIONS PAYABLE	484,010	—

NET ASSETS AVAILABLE FOR BENEFITS	$337,552,717	$310,879,896

See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income	$10,972,668
Net appreciation in fair value of investments	10,619,776
Contributions:
Employer	15,294,210
Participants	15,332,586
Rollovers	528,900
Other	18,045

Total additions	52,766,185

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	25,490,589
Corrective distributions	587,536
Administrative expenses	15,239

Total deductions	26,093,364

NET INCREASE	26,672,821

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	310,879,896

End of year	$337,552,717

See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
1.	DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan in which designated employees of Chicago Bridge & Iron Company and certain related companies (the “Company”) are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

T. Rowe Price Trust Company (the “Trustee”) serves as trustee. The record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc. (“RPS”).

Participant and Company Contributions—The Plan is a combination profit-sharing and 401(k) voluntary salary deferral plan. Except as noted below, the Company may, in its sole discretion, contribute from 5% to 12% of annual pay (including overtime and incentive compensation) depending on Company performance and the Internal Revenue Service (the “IRS”) limits on compensation. The Company contribution is allocated to each eligible participant following the end of the Plan year for which the contribution is made. Eligible participants include individuals that: (i) worked a minimum of 1,000 hours for the Company during the Plan year (except in the case of death, disability, retirement, or a reduction-in-force termination, where the service requirement is waived), and (ii) were employed with the Company as of the last day of the Plan year (except in the case of death, disability, retirement, a reduction-in-force termination, or a temporary lay-off, where the service requirement is waived), and excludes any union employees. For 2005, the annual Company contribution percentage was 5% and amounted to $11,161,131 to the participants. For participants employed by Morse Construction Group who formerly participated in the Rock-Mo 401(k) Plan, which merged into the Plan during 2002, the Company made no annual discretionary contribution for the Plan year ended December 31, 2005.

Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum of 75% of compensation subject to the dollar limits set by the IRS, or lower percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.

The Company may elect, in its sole discretion, to match some portion of the participants’ contributions. For the 2005 plan year, the Company elected to match the participants’ contributions dollar-for-dollar up to 3% of compensation.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Company contributions, and allocation of investment earnings or losses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants direct the investment of their account balances into any or all of a number of investment options which include mutual funds investing in equities (including the Trade Link investment account investing in mutual funds beyond the Trustee’s family of funds), a company stock fund (which invests in the common stock of Chicago Bridge & Iron Company, N.V.), common collective trusts and short term investments.
Vesting—Company matching contributions vest 100% after three years of service and the Company’s annual contributions vest 100% after five years of service with the Company. Participants who terminate their participation in the Plan due to retirement, disability, death or work force reduction are granted full vesting in Company contributions.

For participants formerly included in the CB&I Shop Employee 401(k) Plan, which merged into the Plan during 2002, Company matching contributions prior to 2002 vest over a five-year cliff-vesting schedule. Company contributions made in 2002 and 2003 vest over a three-year cliff-vesting schedule. Contributions made subsequent to 2003 vest in accordance with the preceding paragraph.

Participant Loans—Participants may borrow up to the lesser of 50% of their vested account balances or $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Loans are secured by the balance in the participant’s account, bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years, except for principal residence loans, which are repayable over a period not to exceed fifteen years. Any amount borrowed is deducted pro rata from the funds in which the participant account is invested. Repayments of principal and interest are credited to the funds in which the participant’s deferrals are invested.

Payment of Benefits—Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Benefit payments to participants are recorded upon distribution.

Administrative Expenses—Certain administrative expenses are paid by the Company.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The fair value of investments in mutual funds and common stock is based on quoted market prices on the last day of the Plan year. The fair value of the investments in the common collective trust funds is valued by the issuer based on the fair value of the underlying investments. Participant loans and short term investments are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at either December 31, 2005 or 2004:

	2005	2004
T. Rowe Price Blue Chip Growth Fund	$48,221,889	$47,933,660
T. Rowe Price Equity Income Fund	42,997,063	41,703,525
T. Rowe Price Balanced Fund	40,648,075	38,953,796
T. Rowe Price New Horizons Fund	27,094,708	22,993,050
T. Rowe Price Summit Cash Reserves Fund	26,109,631	27,077,996
T. Rowe Price Stable Value Fund	25,355,439	22,859,604
T. Rowe Price Equity Index Trust Fund	24,167,287	25,452,853
T. Rowe Price Small Cap Value Fund	23,341,535	19,563,256
T. Rowe Price Spectrum Income Fund	18,021,525	17,787,649
American Europacific Growth Fund	17,077,895	11,631,313	*

*	Investment does not represent 5% or more of the Plan’s net assets available for benefits for the applicable year-end date.
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$6,680,410
Common stock	2,798,111
Common collective trust funds	1,141,255

Total	$10,619,776

Risks and Uncertainties—The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	TAX STATUS

The Plan has received a determination letter from the IRS dated May 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.
******

Supplemental Schedule

CHICAGO BRIDGE & IRON SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
(Employer Identification Number 06-1477022, Plan Number 001)

		(c) Description of Investment
		(including maturity date,
	(b) Identity of Issuer, Borrower,	rate of interest, collateral, par	(d) Current
(a)	Lessor or Similar Party	or maturity value)	Value
		Mutual funds:
*	T. Rowe Price	Blue Chip Growth Fund	$48,221,889
*	T. Rowe Price	Equity Income Fund	42,997,063
*	T. Rowe Price	Balanced Fund	40,648,075
*	T. Rowe Price	New Horizons Fund	27,094,708
*	T. Rowe Price	Summit Cash Reserves Fund	26,109,631
*	T. Rowe Price	Small Cap Value Fund	23,341,535
*	T. Rowe Price	Spectrum Income Fund	18,021,525
*	T. Rowe Price	Spectrum Growth Fund	9,235,174
*	T. Rowe Price	Capital Appreciation Fund	4,183,938
	American	Europacific Growth Fund	17,077,895
		Common collective trust funds:
*	T. Rowe Price	Stable Value Fund	25,355,439
*	T. Rowe Price	Equity Index Trust Fund	24,167,287
*	T. Rowe Price	Trade Link Investments Account	504,228
*	Chicago Bridge & Iron Company N. V.	Common stock	13,648,523
*	Participant loans	Interest rates—5.00% to 10.5%,
		maturing 2006 to 2020	6,348,497

TOTAL			$326,955,407

*	Represents a party-in-interest to the Plan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: June 28, 2006

CHICAGO BRIDGE & IRON SAVINGS PLAN

By: /s/ David P. Bordages David P. Bordages
Vice-President, Human Resources and Administration

By: /s/ Travis L. Stricker Travis L. Stricker
Corporate Controller and Chief
Accounting Officer

Exhibit Index

Exhibit Number	Description

23.1	Consent of Ernst & Young L.L.P.

23.2	Consent of Pannell Kerr Forster of Texas, P.C.